[Letterhead of Preston Gates & Ellis LLP]

November 6, 2006

Jason Wynn
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

RE:                              Challenger Energy Corp.
Amendment No. 1 to Registration Statement on Form 20-F filed August 9, 2006
File No. 0-52030

Dear Mr. Wynn:

On behalf of our client, Challenger Energy Corp. (the “Company”), we are providing the responses below to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the letter dated September 1, 2006 relating to the Company’s above-captioned filing.  We have restated the Staff’s comments below and have included the Company’s response following each comment.  In addition, in connection herewith, the Company is filing Amendment No. 2 to Form 20-F (File No. 0-52030) (the “Amendment”).

Governmental Regulation of Environmental Matters, page 16

1.                                       Comment:  Indicate that basis for your understanding that “the operator is in good standing with respect to permits and licenses.”

                                                Response:  In response to this comment the Company has included additional disclosure on page 17 of the Amendment to state that its understanding is based on discussions with the operator’s senior personnel.

Operating and Financial Review and Prospects, page 19

2.                                       Comment:  We note your response to prior comment 20.  Please include your response in your disclosure.

                                                Response:  The Company has included its response on page 20 of the Amendment.

Results of Operations, page 23

3.                                       Comment:  We note your revised disclosure in response to prior comment 22.  Please expand your disclosure further to describe why the per day average production volume decreased on a comparative period basis.

                                                Response:  The Company has included additional disclosure on page 23 of the Amendment that the decrease was the result of a natural production decline.

Innisfail Property Acquisition

Financial Statements, F-31

4.                                       Comment:  We note your response to prior comment 36 indicating that Blue Line Energy may be considered the predecessor of Challenger Energy and that you have included an audited statement of revenues and direct expenses of the operations of Blue Line Energy for the year ended December 31, 2005.  We are not currently able to conclude that you have provided the required historical financial statements as set forth in Item 8.A.2 of Form 20-F.  In this regard it appears you will need to provide full audited financial statements, including a balance sheet, a statement of operations and statement of cash flows for the years ended December 31, 2005 and 2004, as well as a statement of operation and cash flows for the year ended December 31, 2003 of your predecessor Blue, Line Energy.

Response:  Based on a series of conversations that the Company and its counsel have had with Craig Olinger of the Staff, the Company has included the following in the Amendment:

•                  audited financial statements as of and for the nine months ending September 30, 2006. The Company’s 10% pooled working interest in the “15-17 Well” in the Innisfail Area of Alberta comprises only 2.5% of the Company’s total assets at September 30, 2006; and

•                  audited Statements of Revenues and Direct Operating Expenses relating to the 15-17 Well for the year ended December 31, 2005 and the period from April 1, 2004 to December 31, 2004.  The Company notes that there was no production from the well prior to April 2004 and, therefore, any financial statements relating to prior periods would not provide any meaningful information for investors.

As discussed with Mr. Olinger, the Company notes that Blueline Energy (“Blueline”) was incorporated on September 9, 2005, and that the Company purchased the working interest in the 15-17 Well from Blueline in October 2005.  Therefore, the only financial statements that the Company could provide with respect to Blueline would relate to the period from September 9, 2005 through December 31, 2005, and those financial statements would only reflect Blueline’s ownership of the working interest in the 15-17 Well for approximately one month.  The Company believes that, given these circumstances, providing investors with audited financial statements described above regarding the 15-17 Well’s current significance to the Company and operating history is more meaningful than providing financial statements of Blueline reflecting brief ownership of the asset, and will give investors a better understanding of the asset and its relation to the Company’s overall operations.

Note 3 Supplemental Disclosures on Oil and Gas Exploration, Development and Production Activities (unaudited), page F-33

Discounted Future Net Cash Flows Relating to Proved Gas Reserves, page F-34

5.                                       Comment:  We note your presentation of supplemental oil and gas information which includes a tabular presentation of discounted future net cash flows before income taxes which is a non-GAAP measure.  As such, it appears you will need to remove this measure from the notes to your financial statements.  Refer to General Instruction C(e) of Form 20-F and Item 10.e.ii.C of Regulation S-K.

                                                Response:  The Company has deleted this disclosure from the Amendment.

Engineering Comments

Information on the Corporation, page 12

15-17 Well, page 15

6.                                       Comment:  Here you disclose a 10% working interest in a well with (presumably) total proved developed reserves of 1,020 MMSCFG as of January 1, 2006.  On pages F-33 and F-34, you disclose net (after royalty) proved developed reserves of 79 MMSCFG and proved undeveloped reserves of 21 MMSCFG.  Please amend your document to clarify whether your disclosure on page 15 includes all the proved reserves attributable to the 15-17 well.  You may contact us for assistance in this or any other matter.

                                                Response:  The Company has revised the disclosure on page 15 of the Amendment to clarify that this disclosure includes “total proved developed gross marketable natural gas reserves” attributable to the 15-17 well.

If you have any questions regarding this letter, please feel free to call Kristy Harlan at (206) 370-6651.

Sincerely,

/s/ Kristy Harlan

Kristy Harlan

cc:           Manjeet Dhillon (Challenger Energy Corp.)

[Letterhead of Challenger Energy Corp.]

November 6, 2006

Jason Wynn
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

RE:                              Challenger Energy Corp.
Amendment No. 1 to Registration Statement on Form 20-F filed August 9, 2006
File No. 0-52030

Dear Mr. Wynn:

In response to the request of the staff of the Securities and Exchange Commission contained in the letter dated September 1, 2006 relating to the above-captioned filing of Challenger Energy Corp. (the “Company”), the Company hereby provides the following acknowledgements:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose  the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Challenger Energy Corp.

By:	/s/ Manjeet Dhillon
Manjeet Dhillon Chief Financial Officer